# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coller Secondaries Private Equity Opportunities Fund, CIK 0001969180
CUSIP: Inapplicable
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 950 Third Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 08/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002022500

## Reporting persons
- PRUDENTIAL MERGED RETIREMENT PLAN: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 33,110,592.48; shared voting power 0; sole dispositive power 33,110,592.48; shared dispositive power 0; aggregate amount beneficially owned 33,110,592.48 (30.4% of the class)

## Item 1. Issuer
Name of issuer: Coller Secondaries Private Equity Opportunities Fund
Address of issuer's principal executive offices: 950 Third Avenue, New York, New York, 10022

## Item 2. Person Filing
Name of person filing: Prudential Merged Retirement Plan (the "Reporting Person")
Address of principal business office or, if none, residence: 751 Broad Street, Newark, NJ 07102
Citizenship: The Reporting Person is a tax-qualified, non-contributory employee pension plan established under the laws of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: As of August 31, 2025, the Reporting Person may be deemed the beneficial owner of approximately 33,110,592.48 Class I Shares.
Percent of class:
As of August 31, 2025, the Reporting Person may be deemed the beneficial owner of approximately 30.4% of the Class I Shares outstanding.

The percentage set forth herein is calculated based on 108,998,525.476 Class I Shares outstanding as of August 1, 2025, based on information received from the Issuer.
Sole power to vote or to direct the vote: 33,110,592.48
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 33,110,592.48
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PRUDENTIAL MERGED RETIREMENT PLAN: /s/ Gail Maytin, Gail Maytin / Chief Investment Officer (09/08/2025)